American (1928 - 1999)

Lynne Mapp Drexler

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The Painting

Similar paintings have appreciated at a rate of 86.3% since 2017.

Initial Offering Price	$200,000
Offering Circular	sec.gov
Deal Sheet	Download

Most Impo

With differer
desirable wo

Airlee (1960

Fundamentals

High Growth Rate: Similar paintings have appreciated at a rate of 86.3% since 2017.

Important Decade: The 1960s are considered Drexler's most important period historically—8 of her top 10 auction results are from this decade, featuring differences in scale.

Institutional Recognition: Her work is in top institutions like MoMA, the National Gallery, the Art Institute of Chicago, the Brooklyn Museum, and more.

Resurgent Market and Critical Acclaim: After decades of neglect, Drexler's market ascended in 2022–23. Before 2022, her work never sold for more than $75,000. Since then, she's achieved numerous $1M+ sales.

Gallery Representation and Solo Exhibitions: In 2022 Mnuchin and Berry Campbell Galleries co-presented her first solo show in New York in 38 years. As of November 2023, White Cube represents her archive outside the U.S., with upcoming solo exhibitions in London and Hong Kong (late 2024–early 2025), and paintings shown at Art Basel Miami.

The Artist

Lynne Mapp Drexler (b. 1928-d. 1999) was an Abstract Expressionist painter who has caught the contemporary art world's attention with her unique, swatch-like brushstrokes and vibrant allusions to nature. She was an active member of New York's art scene in the 1950s but struggled to exhibit regularly as the city's attention shifted towards Pop Art. Devastated by this rejection, she moved to Monhegan Island permanently in 1983. A renewed interest in her colorful compositions has emerged in recent years. In 2022, she shocked the auction world when her painting Flowered Hundred (1962), estimated at $40,000 to $60,000, sold for $1.2 million. That same year, an exhibition co-organized by Mnuchin Gallery and Berry Campbell Gallery solidified her position in contemporary art discourse. The Estate of Lynne Mapp Drexler continues to be represented by Berry Campbell Gallery in the United States and, as of 2023, is represented by White Cube Gallery internationally.

Emerging

Artist Risk Classification


Mature
Speculative
Established
Emerging

Artist Risk Profile

This artist is Emerging based on scoring in Masterworks internal Artist Market Rating Profiles.

Important Collectors and Museums

Art Institute of Chicago
Chicago, IL

Chrissy Teigen & John Legend
Modeling, Music

Hammer Museum
Los Angeles, CA

Museum of Modern Art
New York, NY

National Gallery of Art
Washington D.C.

Financials

Price Appreciation of Similar Works

86.3%



$350k
$300k
$250k
$200k
$150k
$100k
$50k
$0
2017
2018
2019
2020
2021
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2025

Similar Sales

Painting	Year	Dimensions	Sale Date	Sale Price
[redacted]	1960	22 × 27 in	7/17/2025	$200,000
Lynne Drexler Untitled	1962	18 × 21 in	5/13/2025	$156,325
Untitled	1960	15 × 14 in	11/9/2023	$201,600
Blues (1962)	1962	20 × 24 in	5/11/2023	$327,600
Judas Blossom (綻放的猶大樹) (1960)	1960	17 × 18 in	4/5/2023	$175,158.75
"Daffodil Gloucester" (1960)	1960	22 × 23 in	5/13/2021	$75,000
Untitled (1962)	1962	20 × 24 in	10/9/2019	$4,320
Blue 2	1960	20 × 20 in	8/24/2017	$4,200

LYNNE MAPP DREXLER

b. 1928-d. 1999, UNITED STATES



Oil on canvas | 22 × 27 in

Lynne Mapp Drexler was an Abstract Expressionist painter best known for her unique, swatch-like brushstrokes and allusions to natural landscapes.

$200,000
INITIAL OFFERING

86.3%
ANNUAL APPRECIATION OF SIMILAR WORKS[1,2]

36.3%
RECORD PRICE APPRECIATION[3]

The Artwork is a prime, small-scale example of Lynne Mapp Drexler's early paintings from the first half of the 1960s. Influenced by her recent education at the Hans Hofmann School of Fine Arts, Lynne Mapp Drexler's early abstract paintings are characterized by their vibrant, mosaic-style compositions constructed from short, rectangular brushstrokes created with a flat, wide paint brush. Lynne Mapp Drexler studied under the Abstract Expressionist painter Hans Hofmann and was particularly influenced by his theory of "push-pull," which explains how tension between colors and shapes can create the illusion of depth and movement. Lynne Mapp Drexler employs vibrant, contrasting palettes inspired by colors found in nature. The 1960s are widely regarded as the most important decade for Lynne Mapp Drexler, and this is reflected in her market. Eight of her top 10 auction records are paintings from the 1960s. The Artwork is a small-scale horizontal abstract composition predominantly composed of bold yet slightly muted shades of red, yellow, green, and brown. The short, rectangular brushstrokes of color give the work a mosaic, patchwork aesthetic. Auction records for artworks similar in scale, style, and period are led by Blues (1962), which sold for $327,600 at Christie's New York on May 12, 2023, followed by Untitled (1959-1960), which sold for $201,600 at Christie's New York on November 10, 2023, and Judas Blossom (1960), which sold for $175,159 (HKD 1,397,000) at Sotheby's Hong Kong on April 6, 2023.

The Estate of Lynne Mapp Drexler is represented in the United States by Berry Campbell Gallery and internationally by White Cube Gallery. Despite little recognition during the artist's lifetime, interest in Drexler's brilliant colorful compositions has grown significantly in recent years. Her work is held in the permanent collections of numerous prestigious institutions, including the Art Institute of Chicago, the Hammer Museum in Los Angeles, the Museum of Modern Art in New York, the National Gallery of Art in Washington D.C., the Portland Museum of Art in Maine, among others. In 2022, a large-scale exhibition of the first decade of her work co-organized by Mnuchin Gallery and Berry Campbell Gallery brought Drexler back into the contemporary art discourse. That same year, she ranked 144th in the top 500 best-selling artists at auction worldwide. The artist's auction records are led by Airlee (1960/62), which sold for $1,560,000 at Sotheby's New York on November 21, 2024, followed by Herbert's Garden (1960), which sold for $1,500,000 at Christie's New York on May 13, 2022, and Summer Blossom (1962), which sold for $1,381,000 at Christie's New York on May 18, 2023.

THE ARTIST'S AUCTION RECORDS ARE LED BY AIRLEE (1960/62), WHICH SOLD FOR $1,560,000 AT SOTHEBY'S NEW YORK ON NOVEMBER 21, 2024, FOLLOWED BY HERBERT'S GARDEN (1960), WHICH SOLD FOR $1,500,000 AT CHRISTIE'S NEW YORK ON MAY 13, 2022, AND SUMMER BLOSSOM (1962), WHICH SOLD FOR $1,381,000 AT CHRISTIE'S NEW YORK ON MAY 18, 2023.

AUCTION RESULTS FOR SIMILAR WORKS [1,2]


327600
201600
175159
156325
75000
4200
4320
1/1/2018
1/1/2020
1/1/2022
1/1/2024
Implied Historical Growth

Lynne Mapp Drexler (b. 1928, Newport News, Virginia, d. 1999 Monhegan, Maine) was an Abstract Expressionist painter best known for her unique, swatch-like brushstrokes and allusions to natural landscapes. In 1949, Drexler graduated from the Richmond Professional Institute with a degree in drama. She went on to take studio art classes at the College of William & Mary, where her professors encouraged her to move to New York and study with Hans Hofmann. After two formative trips abroad to England in 1950 and 1952, Drexler followed the advice of her professors and enrolled at the Hans Hofmann School of Fine Arts in 1956. When Hofmann retired in 1958, she transferred to the graduate program at Hunter College to earn her teaching certification. Here, she studied under Robert Motherwell, who encouraged her to pursue a career as an artist rather than a teacher. By 1959, Drexler had honed her precise, geometric brushstrokes and her abstract landscapes, which drew inspiration from art historical movements like Impressionism, Post-Impressionism, and Fauvism. She also became an active member of the Greenwich Village art scene alongside artists like Jackson Pollock, Franz Kline, Philip Guston, Grace Hartigan, and Willem de Kooning. In 1961, Drexler held her first solo exhibition at Tanager Gallery in New York. The following year, Drexler married the painter John Hultberg, who had a house on Monhegan Island in Maine. The couple returned to the island every summer, and it became an important source of inspiration for Drexler. In the mid-1960s, Drexler spent much of her time traveling around North America. She visited Mexico and temporarily lived in San Francisco from 1964 to 1965, where she held another well-received solo exhibition at Esther-Robles Gallery in Los Angeles. In 1967, the artist returned to New York and lived in the iconic Chelsea Hotel. During this period, she was a regular audience member at the Metropolitan Opera and brought her crayons to sketch the performances. Her passion for opera and classical music culminated in her series of paintings inspired by Richard Wagner's Ring Cycle. Despite receiving positive reviews of her exhibitions, Drexler struggled to regularly show her work in the city as Pop Art arose. This rejection from the art world in New York devastated her. The artist chose to spend more time on Monhegan, moving there permanently in 1983. She rebuilt her community on the island and served as a lay leader of the Mohegan Community Church. She continued to paint and exhibit her work locally for the remainder of her career. Drexler died of cancer at her home on December 30, 1999, while listening to Mozart's Don Giovanni.







IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. The table and chart below capture the historical data for selected auctions sales transactions, which are similar to the Artwork. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Artwork by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Lynne Mapp Drexler with the following criteria: Works on canvas created between 1959 and 1962 that measure between 14 inches by 14 inches and 28 inches by 28 inches. This set excludes works that are stylistically different. The data was sourced from the Masterworks public sale database based on publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Artwork, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth below is useful in determining the value of the Artwork and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table below, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date.

3. A "record price" reflects the highest hammer price (excluding auction house buyer's premium) achieved at a public auction for any artwork by a particular artist. The art market considers the progression of record hammer prices to be an indication of an artist's market momentum and growth rate. Artworks by Lynne Mapp Drexler have a record price compound annual growth rate ("CAGR") of 36.3% from October 26, 1995 to December 31, 2024. This calculation is based on (i) a record price of $150 on October 26, 1995, the earliest date that a painting by the artist was sold at public auction according to publicly available data and (ii) $1,258,333, the most recent record price as of December 31, 2024, the date that the Masterworks internal public sale database was last populated with artist market records. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past record hammer price trends may not be indicative of future trends.